ICAP

1/13/2004

04012136

SUPPL

FEDERAL EXPRESS

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

SEC MAIL PROCESSING
RECEIVED
JAN 14 2004
WASH, D.C. 156 SECTION

FILE NUMBER: 08204904

PROCESSED
JAN 29 2004
THOMSON FINANCIAL

Ladies and Gentlemen:

On behalf of ICAP plc, in accordance with Rule 12g3-2(b) under the Securities Exchange Act, we are furnishing with this letter the attached information that ICAP plc has made public pursuant to the laws of England, has filed with the London Stock Exchange or has distributed to its shareholders.

Please acknowledge receipt of this information by stamping the enclosed copy of this letter and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

Roger C. Campbell

Roger C. Campbell
Senior Vice President &
General Counsel

RC:db
Enclosures

ICAP North America Inc.
Harborside Financial Center
1100 Plaza Five, 12th Floor
Jersey City, NJ 07311-4996

Tel: 212 406 1100

www.icap.com

RNS NUMBER:

FOR IMMEDIATE RELEASE

DATED 12 JANUARY 2004

ICAP plc ("the Company")

Director's Dealing

The Company has been notified that on 12 January 2004 David Gelber sold 40,000 ICAP plc ordinary shares of 50p each at 1600p per share. David Gelber is now interested in 5,504 ICAP shares representing 0.005% of the Company which are held for the beneficial interest of Mrs V. Gelber.

David Gelber owns 2.98% of Intercapital Private Group Limited ("IPGL"). IPGL in turn owns approximately 99% of INCAP Netherlands (Holdings) BV and these two companies together own 22.88% of ICAP.

ENDS